

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7105

September 30, 2008

Via U.S. Mail and Facsimile
Mr. Si Chen
Chief Executive Officer
American Lorain Corporation
Beihuan Road
Junan County
Shandong, China 276600

      Re: American Lorain Corporation
             Amendment No. 5 to Registration Statement on Form S-1
             Filed September 19, 2008
             File No. 333-145260

Dear Mr. Chen:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the disclosure on page F-66 of sales to Syria. We also note the references in the prospectus to expanding your market to the Middle East. We also note that in the prospectus you use the term "South Korea" and the term "Korea." It is not clear that they are used interchangeably. Syria, Iran, Sudan and North Korea have been identified as state sponsor of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Please describe for us your past, current, and anticipated operations in, or other contacts with, Syria, Iran, Sudan

or North Korea. Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements, if any.

2. Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that various American state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment directed toward companies that have business contacts with countries identified as state sponsors of terrorism.

3. We note that the number of shares that you are registering for resale has decreased. Please tell us why. If the selling stockholders relied on Rule 144 to sell any shares, please provide us with an analysis as to the availability of Rule 144, in light of your prior status as a shell company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments

Newly Elected Directors and Officers, page 26

4. We note your disclosure that effective September 22, 2008 Yilun Alan Jin is your CFO. Update your disclosure elsewhere in the prospectus as necessary to discuss Mr. Jin's background and the material terms of his employment agreement. We note that you have filed Mr. Jin's employment agreement as exhibit 10.21. In the caption to the exhibit, you indicate that the agreement is dated November 20, 2007. However, the agreement filed with the Form 8-K is dated September 22, 2008. Please advise.

Results of Operations

Comparison of Three Months Ended June 30, 2008 and 2007, page 26

Comparison of Six Months Ended June 30, 2008 and 2007, page 29

5.   We note your response to our prior comment 3, and that for your Cost of Revenues
      and Operating Expenses for both interim periods you do not quantify the factors that
      contributed to the increases.   For example, we note that the increase in selling and
      marketing expenses for the three month period "mainly" resulted from efforts to
      market your products in China. To the extent practicable, quantify the factor's
      contribution. Discuss the other factors that led to increases in your costs and
      expenses.

Liquidity and Capital Resources

For the Fiscal Year Ended December 31, 2007

General, page 35

6.   We note your response to our prior comment 4. Please explain why you deleted the
      discussion under "Recent Developments" on page 40. It does not appear that this
      information is in the Business section.

Operating Activities, page 40

7.   We note your response to our prior comment 2, and your disclosure on page 55
      under "Our Customers" in the Business section regarding your sales directly to
      wholesalers, food processors and mass merchandisers.   Explain how you expect
      that the trend toward transferring domestic sales to agents will affect your future
      results.

Business

Our Customer, page 55

8.   We note your response to our prior comment 5, and that Shandong Lvan Import &
      Export Co., Ltd. accounted for 15.4% of total revenues in 2007. State whether you
      have an agreement with Shandong and if so, disclose the material terms. If there is
      an agreement, please also provide an analysis as to why the agreement does not
      need to be filed under Item 601(b)(10) of Regulation S-K.

Certain Relationships and Related Transactions, page 71

9.   We note your response to our prior comment 5 and reissue it in part. In regard to the determination of the value of the acquired shares, state whether any independent valuation was obtained, or else describe the basis for the determination of the market value. State whether the purchases were approved by the independent members of the board of ILH.

Financial Statements - American Lorain Corporation (Parent Only)

General

10.   We note you have identified these financial statements as 'Retroactively Restated.' Please tell us, and revise your disclosure to explain why you have labeled these financial statements as such.

Exhibits

11.   Item 601(b)(5) of Regulation S-K requires that counsel opine on the validity of the securities being registered "when sold." The opinions filed state only that the Shares have been legally issued and are fully paid and non-assessable. Obtain and re-file opinions that comply with Item 601(b)(5).

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding the accounting comments. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: M. Wojciechowski
        D. Levy
        B. Friar